Filed by Vital Therapies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934, as amended

Subject Company: Vital Therapies, Inc.
Commission File No.: 001-36201
January 7, 2019

Transaction Overview
[Russell J. Cox]
[President and CEO], Vital Therapies, Inc.
Opening remarks

Good morning and thanks to everyone for joining us today to discuss the proposed transaction between Vital Therapies and Immunic AG. Joining me on the call this morning is Immunic’s President and CEO, Dr. Daniel Vitt.

Please note, in addition to the press release issued this morning to announce the transaction, we have included presentation slides in the webcast of today’s call. If you have not already done so, we encourage you to open the webcast and our presentation to follow along with our prepared remarks this morning.

Safe harbor statement

Turning to Slide [3]. Slide [3] provides an overview of our forward-looking statements. I’d like to remind everyone that our call today will include remarks that are not historical facts including, but not limited to, remarks about future expectations, plans and prospects for Vital Therapies and Immunic, which constitute forward-looking statements for the purpose of the safe harbor provisions under applicable Federal Securities laws.

These forward-looking statements include, without limitation:

•	statements regarding the proposed transaction and other contemplated transactions,

•	including statements relating to the satisfaction of the conditions to and consummation of the proposed transaction,

•	the expectations regarding equity investment,

•	the expected ownership of the company following the transaction,

•	the expected benefits of the transaction,

•	the management and organization of the company,

•	the cost, timing, progress, and results of Immunic’s development activities, studies and trials,

•	safety, clinical utility and projected development and regulatory timelines and commercial potential of any product candidates, and

•	the prospects, plans, expectations, forecasts or objectives of Immunic and the company.

These forward-looking statements involve significant risks and uncertainties that could cause actual results or events to differ materially from those suggested by any forward-looking statements and such risks and uncertainties are further set forth in the accompanying presentation and Vital Therapies filings with the SEC. Additional risk factors may be found on Slide [3] of this presentation and in Vital Therapies’ filings with the SEC. As a result of these risks and uncertainties, you should not place undue reliance on any forward-looking statements. We encourage all listeners to review Slide [3] of this presentation and Vital Therapies’ SEC filings for a more complete description of these risks and uncertainties, including Vital Therapies’ recently filed Form 10-Q. Vital Therapies undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances after this call.

Participants and Additional Information

Turning to Slide [4]. As outlined on this slide, please be advised to read, when available, Vital Therapies’ filings with the SEC, including a registration statement that will contain a proxy statement /prospectus of Vital Therapies as these documents will contain important information about the transaction and the participants’ interest in such transaction. These documents can be obtained without charge by contacting Vital Therapies, once these filings are complete, at the address provided on Slide [4], or on the SEC’s website, which is www.sec.gov.

Transaction overview

So now, turning to Slide [5], I’ll begin with an overview of the transaction and then I’ll turn it over to Dr. Vitt for an introduction of the Immunic business.

I am very excited to announce that, following an extensive and thorough review of strategic alternatives, Vital Therapies and Immunic AG have agreed to a share exchange, creating a company focused on the development of potentially best-in-class oral therapies for the treatment of chronic inflammatory and autoimmune diseases.

As you may recall, in October of last year, a little less than three months ago, we announced the initiation of a process to evaluate a range of strategic alternatives for Vital Therapies. After a comprehensive and detailed review of these options, we believe that this proposed transaction provides the best path forward for both companies, and has the potential to deliver significant value to Vital Therapies’ shareholders.

While Dr. Daniel Vitt, Immunic’s CEO, will provide more information shortly, let me offer a quick introduction. Immunic is a biopharmaceutical company focused on developing novel and potentially best-in-class oral therapies for chronic inflammatory and autoimmune diseases, with three assets in development, the most advanced of which is currently in phase 2. We believe the proposed transaction will establish a sufficiently capitalized, publicly-listed company with the resources to develop and potentially commercialize important and much-needed therapies for these highly prevalent and debilitating medical conditions.

In our view, the company will benefit not only from the value of Immunic’s compelling pipeline of three very promising drug candidates, but also from its dedicated leadership team, who have been working on this project for years. The company will take the name of Immunic and will be led by Daniel, in whom we have great confidence, as Chief Executive Officer. Daniel will now share more about the exciting therapies being developed at Immunic and the company’s path forward.

Before that however, I want to take a moment to recognize and thank the shareholders, our outstanding Board of Directors, and the current and former employees of Vital Therapies, whose tremendous support has enabled the transformative transaction we announced this morning.

That concludes my prepared remarks on the transaction. And I’d like to now turn the call over to Dr. Vitt for an introduction of the Immunic business.

Overview of Immunic AG

Dr. Daniel Vitt

President and CEO, Immunic AG

[Opening remarks]

Thank you and good morning, everyone. I’m very pleased to be here today to announce this transformative event for both companies and to talk with you about Immunic.

•
At Immunic, we are working hard to improve the lives of patients suffering from chronic inflammatory and autoimmune diseases by introducing new technologies and concepts to improve the efficacy and safety of treatments.

[Immunic part of presentation to start]
[Slide 6]

•
Following the transaction, Immunic will be a NASDAQ-listed company focused on the development of potentially best-in-class oral therapies for chronic inflammatory and autoimmune diseases. The three development programs – IMU-838, IMU-935 and IMU-856 – are expected to deliver multiple read-outs in the near-term to provide several value inflection points. For IMU-838, we expect phase 2 results in ulcerative colitis in Q2 2020 and intend to start further phase 2 studies in Crohn’s disease, multiple sclerosis and primary sclerosing cholangitis (PSC) throughout 2019. In addition, Immunic plans to start clinical phase 1 trials in order to demonstrate safety and proof-of-concept for the other two product candidates IMU-935 and IMU-856 in 2019 and in the first half of 2020, respectively.

•
Our lead asset, IMU-838, is expected to be a new oral treatment option for diseases such as ulcerative colitis, Crohn's disease and multiple sclerosis. The mode of action is commercially proven and IMU-838 has the potential to show a best-in-class DHODH inhibitor safety profile. IMU-838 has already advanced into a phase 2 clinical study in ulcerative colitis. As an oral, once-daily administered drug, IMU-838 is easy to use and to date, more than 350 individuals have been treated with the active moiety, leading to a good understanding of the safety profile of the drug.

•
Our other candidates, IMU-935 and IMU-856, complement the portfolio of selective oral therapies in immunology. IMU-935 is a unique inverse agonist of the nuclear receptor RORγt and DHODH inhibitor and is currently in preclinical development. A phase 1 clinical study is expected to start in the middle of 2019. IMU-856 is a newly developed and orally available small molecule targeting improvement in intestinal barrier function and is currently in preclinical testing. Immunic obtained a global exclusive right to license this exciting product from Daiichi Sankyo in Tokyo, Japan. Phase 1 is expected to start in the first half of 2020.

•	Immunic has a highly motivated management team experienced in executing and rapidly advancing drug development projects.

•
The cash balance at closing along with proceeds from the concurrent financing of 26 million EUR are expected to be sufficient to fund near-term development through multiple inflection points into the third quarter of 2020.

[Slide 7]

•
The company, following the transaction, will be managed by an experienced and dedicated leadership team. The management team will consist of four members: Dr. Andreas Muehler, our Chief Medical Officer, Dr. Hella Kohlhof, our Chief Scientific Officer, Dr. Manfred Groeppel, our Chief Operating Officer, and myself.

•
The Board will consist of five experienced investors and biotech entrepreneurs, giving Immunic access to a deep knowledge base and broad industry expertise. Four of the board members will come from current Immunic stockholders complemented by Duane Nash, the current President of Vital Therapies who will also join the Board.

•	We plan to move the corporate headquarters to Boston, Massachusetts and further expand the R&D activities in Martinsried, Germany.

•	In order to further strengthen our management, the team is expected to be complemented by a new CFO with US public company experience who will be based in the US headquarters.

Overview
[Slides 8, 9]

•
Let me start with a short overview of Immunic: The company was founded in 2016 in Germany by the current management team with a vision to develop best-in-class oral therapies for the treatment of chronic inflammatory and autoimmune diseases.

•	In this context, we have three product candidates in development ranging from the preclinical stage to ongoing phase 2 clinical trials.

•	In the first half of 2020, we expect all three drug development programs to be in the clinical phase.
[Slide 10]

•
At the beginning of this presentation, I would like to point out some key investment highlights of Immunic: We have a diversified product pipeline of orally available and potent drugs with three product candidates in development: IMU-838, which I briefly explained already, IMU-856, a complementary, potentially new and disruptive approach for treating IBD patients, and the third candidate, IMU-935, which targets RORγt, a high demand target with large commercial potential. What we believe makes the pipeline and in particular the most advanced molecule IMU-838 very attractive is the design of the clinical phase 2 program, which was built on the available knowledge on safety and efficacy of the active moiety obtained from prior clinical studies, as well as experience from other clinical studies in this patient population.

•
The product portfolio is covered by a broad set of granted patents and newly filed patent applications, enabling potential market exclusivity for a substantial time period after approval. If all patents are granted, we expect that IMU-838 will be protected until 2038. For IMU-935 and IMU-856 patent applications have been filed recently in 2017 and 2018.

•
The product candidates are expected to address high value multibillion markets for diseases such as inflammatory bowel disease, multiple sclerosis and psoriasis, all with substantial unmet medical needs. Furthermore, the therapeutics could also be used for rare diseases for which no therapeutic treatments are currently available, for example PSC.

•	Immunic is managed by an experienced and highly committed management team focused on the execution of its strategy.

•
Finally, Immunic is supported by sophisticated board members and experienced life science investors who are highly committed to the company, and all these investors have committed the 26 million EUR, or approximately 30 million USD, in incremental funding for the company following the transaction.

[Slide 11]

•
As already mentioned, Immunic has three attractive product candidates in development. Two products were acquired from the German publicly listed biotech company 4SC AG in an asset deal in 2016. In November 2018, Immunic received exclusive global rights to license IMU-856, our third program, from Tokyo-based Daiichi Sankyo Venture Science Lab.

•
With this diversified development pipeline, Immunic leverages the team’s expertise and track-record in drug discovery and development in the field of inflammation and epigenetics in building what we expect to be a valuable and unique therapeutic portfolio.

•
The management team has quickly advanced the three assets and succeeded in bringing IMU-838 through two clinical phase 1 studies in 2017 and started a phase 2 study to test efficacy in patients suffering from ulcerative colitis in 2018. This study is currently ongoing and actively recruiting patients in eight countries, including the United States. Other two phase 2 studies in Crohn’s disease and multiple sclerosis as well as an investigator sponsored trial in PSC are currently in advanced stages of preparation with initiation expected during 2019. Phase 1 for IMU-935 and IMU-856 are also expected to start this year and in the first half of next year, respectively.

[Slide 12]

•
Immunic was founded and is led by a team of dedicated and committed experienced professionals with an entrepreneurial spirit and track record of successful licensing transactions in the healthcare industry worldwide.

•
The team brings together more than 70 years of leadership experience in the pharmaceutical industry with a strong scientific background and sound knowledge in drug discovery, product development, manufacturing processes, intellectual property, clinical trial design, health economics and market access, capital markets, regulatory and project valuation.

•	Immunic plans to further strengthen the team by the addition of an experienced CFO who will be based in the US headquarters and who will lead the finance team.

IMU-838
[Slide 13]

•	Let me introduce our most advanced product candidate IMU-838, a new orally available treatment option for inflammatory bowel diseases and further inflammatory diseases like multiple sclerosis.
[Slide 14]

•	Two major indications fall in the group of inflammatory bowel diseases: ulcerative colitis and Crohn’s disease.

•
Ulcerative colitis, or UC, is a diffuse mucosal inflammation limited to the colon, which means the condition only involves the upper layer of the bowel wall. Symptoms of UC include bloody diarrhea, colic, abdominal pain, cramping, urgency and a constant feeling of needing to empty the bowel.

•
Crohn’s disease, or CD, is a patchy, transmural inflammation involving the entire bowel wall and may affect any part of the gastrointestinal tract. Most commonly, CD affects the lower part of the small intestine and colon. Symptoms of CD include abdominal pain, diarrhea, and weight loss.

[Slide 15]

•
Ulcerative colitis and Crohn’s disease are prevalent in the Western population: almost 4.1 million patients suffer from IBD in the US, Europe and Canada. Worldwide, around 11.2 million patients are affected. In total, the global market for IBD is estimated to be 7.6 billion USD in 2023 and to continue to grow.

[Slide 16]

•
In a lot of cases, current therapies are efficacious for treating early and mild forms, however many patients with moderate to severe IBD require multiple treatment options. The main reason is that many patients fail on available therapies, current treatments lose effect over time or patients develop unacceptable side effects when taking these drugs long-term.

•
Patients refractory to first line therapies like steroids, 5ASA or Azathiophrene and 6MP are currently treated with anti-TNF molecular antibodies. Most frequently used antibodies for treatment of IBD are infliximab and adalimumab – the latter being the drug with largest global sales of all drugs reported to be approximately 18.4 billion USD in 2017.

•
Despite significant improvements in available therapies for IBD patients, efficacious oral drugs with a good safety profile are still urgently needed. Current therapies and even other oral drugs in clinical development suffer from side effects, for example reactivation of viruses in the patients. And molecular antibodies lose activity over time of use in a patient.

•	IMU-838 is currently in development to address exactly this need and has the potential to be a first-in-class new therapeutic option for patients suffering from a severe and lifelong disease.
[Slide 17]

•	IMU-838 has the potential to be an effective oral treatment option that can be prescribed for a large number of IBD patients.

•
One of the strengths of IMU-838 is its direct antiviral activity. It was shown in several in-vitro experiments that inhibition of DHODH has a direct antiviral effect. For example, IMU-838 has antiviral activity against cytomegalovirus and influenza viruses.

•	An important aspect for the further clinical development of IMU-838 is the available data on safety and efficacy of the drug.

•
So far, more than 350 patients and healthy volunteers have been treated with active moiety of IMU-838 or its predecessor molecule vidofludimus. Vidofludimus is the free acid form of IMU-838 originally developed and tested by 4SC. IMU-838 is believed to be an improved molecule and a specific polymorphic form of the calcium salt of vidofludimus.

[Slide 18]

•
Another strength of IMU-838 is its mode of action for treating IBD: the target of IMU-838, dihydroorotate dehydrogenase, known as DHODH, is a key protein in amino acid metabolism. Due to this mode of action, a metabolically activated subset of cells in patients are sensitive to DHODH inhibition. Therefore, IMU-838 constitutes a metabolic drug with a natural, intrinsic selectivity to more aggressive, activated overshooting immune cells.

[Slide 19]

•
The active moiety of IMU-838 has already been used in a range of clinical trials in more than 350 individuals thereby establishing its safety profile. Notably, administration of IMU-838 in previous clinical trials did not result in an increased rate of infections and infestations versus placebo, in contrast to the findings from other therapeutic options for the treatment of IBD.

•	Immunic had also tested the safety of the IMU-838 formulation in two phase 1 studies in 2017 and helping to establish its safety up to a daily dose of 50 mg.

•
The mechanism of DHODH inhibition has been established commercially in rheumatoid arthritis and multiple sclerosis. Additionally, investigator trials of DHODH inhibitors in patients with Crohn’s disease have shown beneficial results.

[Slide 20]

•	The active moiety in IMU-838 had also been investigated in a proof-of-concept trial in corticosteroid-dependent IBD patients.

•
This proof-of-concept trial, also referred to as the ENTRANCE trial, measured the efficacy of vidofludimus in steroid-dependent patients and showed promising hints of activity measured as the ability of patients to taper off steroids whereas such previous attempts were unsuccessful. In this trial, 88.5 % of the evaluable patients responded to the treatment – 54 % of them being complete responders and 34.6 % were partial responders.

[Slide 21]

•
All of the promising activity and safety data convinced us to test the efficacy of IMU-838 in a state-of-the-art phase 2 therapeutic trial in patients with ulcerative colitis. Immunic is performing this phase 2 trial in approximately 200 patients with moderate to severe ulcerative colitis and is planning to start another phase 2 trial in patients with Crohn’s disease in mid-2019.

•	The UC trial is being conducted in more than 60 centers across eight countries including the United States and various European countries.

•
In this trial, various doses of IMU-838 are being tested and compared in a double-blind placebo-controlled fashion with placebo. The read-out of the primary end-point, which is induction of clinical and endoscopic remission, is currently expected to be available in the second quarter of 2020.

[Slide 22]

•
A dosing analysis of the UC trial after the first 60 patients have been evaluated is scheduled for mid-2019, with the aim of potentially eliminating an ineffective dose or an intolerant dose, and to continue the study in what we expect to be a more efficient manner using a lower number of active dose groups. These findings are also be expected to be used to define appropriate doses for a second IBD phase 2 study in patients with Crohn’s disease which is expected to include two active doses and placebo for comparison.

[Slide 23]

•
The Crohn’s trial is already in preparation mode with initiation expected by the middle of this year. The study is expected to be performed with the same CRO and in almost all of the same centers as the UC trial. This should result in substantial operational and financial synergies for this second Phase 2 trial in IBD.

[Slide 24]

•
Another interesting application of IMU-838 is in the treatment of a severe liver and gall bladder disease called primary sclerosing cholangitis or PSC. This disease is associated with autoimmunity and involvement of Th17 cells. In this context, IMU-838 could be a viable treatment option.

•
We’re very excited that a team of medical doctors at Mayo Clinic led by prominent gastroenterologist Prof. Keith Lindor has initiated clinical evaluation of IMU-838 in PSC patients. The effort to identify a first therapeutic treatment option of PSC is planned to commence in the first quarter of this year. Mayo Clinic plans to start this investigator sponsored trial in two medical sites in Minnesota and Arizona and plans to test IMU-838 at 30 mg dose in 30 patients in an open label, non-randomized trial. This trial is expected to be funded by the NIH and Immunic will provide clinical trial material to the clinical sites.

•
Our team is very excited about these efforts which are driven by strong medical need and may offer patients with a life-threatening disease hope to have a drug available in case of success of the phase 2 trial.

[Slide 25]
If we look at the timeline, we anticipate the first important milestone in the second quarter of 2020 when we expect the results of the remission induction phase of the UC trial. In addition, the Crohn’s phase 2 trial is expected to start in mid-2019 and the investigator sponsored phase 2 trial in PSC in the first quarter of 2019.
[Slide 26]

•
Based on its mode of action, IMU-838 has the potential to be applicable in other indications, as well. For example, DHODH inhibition has been shown to be a valid path for the treatment of multiple sclerosis.

[Slide 27]

•
What is interesting in this context is a drug with the trade name AubagioÒ. This drug is marketed by Genzyme and Sanofi and is currently used as a treatment for MS despite its reported side effects. It is, to our knowledge, the only other DHODH inhibitor in clinical development for systemic treatment of inflammatory disease. Sanofi/Genzyme reported sales of almost 1.8 billion USD for AubagioÒ in 2017. It is hypothesized that off-target interactions cause some of the side effects of AubagioÒ, including alopecia, diarrhea and neutropenia. Such adverse events have not been seen with IMU-838 at an increased rate over placebo.

•
We believe that the lack of evidence of alopecia, diarrhea and neutropenia in clinical studies with IMU-838 and its active moeity are due to its target selectivity on DHODH. On this basis, Immunic decided to advance the candidate into clinical phase 2 development in MS patients. Such a trial is planned to commence soon with enrollment of patients.

[Slide 28]

•
Overall, Immunic believes that IMU-838 offers multiple advantages compared to AubagioÒ including what we believe is improved selectivity and sensitivity towards the target DHODH, improved pharmacokinetic parameters, improved safety profile lower risk of drug-drug interaction. The start of the phase 2 trial in MS is planned for first half of this year.

[Slide 29]

•	The value of our product candidate IMU-838 is protected by several patent layers. Some of those patents are already granted, others are brand new and still in the patent prosecution process.

•
These patents together have the potential to offer patent runtime and market exclusivity up to 2038 in major markets. Our patent position lays the foundation for potential long-term commercial success of IMU-838.

IMU-935
[Slide 30]

•	On top of multiple indications addressable with IMU-838, Immunic has two other therapeutic product candidates in development.
[Slide 31]

•
The first product candidate, IMU-935, is a small molecule with oral bioavailability targeting RORγt, a key protein in the development and function of Th17 cells which is an important T-cell subset relevant for a broad set of chronic inflammatory and autoimmune diseases.

•
Th17 cells play a key role in a broad set of indications, e.g. autoimmune uveitis, myastavia gravis, ankylosing spondylitis or giant cell myocarditis. We believe that IMU-935 could have applications in multiple diseases in the future, and we plan to initiate studies first in psoriasis in order to establish proof-of-concept.

•
IMU-935 binds to RORγt and impacts the structure of this protein. This process then modulates the binding to other proteins known as co-repressor molecules. By this mechanism, IMU-935 inhibits the maturation of Th17 cells and polarizes the T-cell differentiation towards regulatory T-cells. Interestingly, IMU-935 also blocks the key cytokine and inflammation factors IL-17F, IL-17A and IFN-gamma at concentration of less than 10 nM in a test system using stimulated human lymphocytes. These effects on cytokine inhibition may be also due to a simultaneous moderate inhibition of DHODH as a second target by IMU-935.

•	We have established several academic collaborations in order to improve our understanding of the underlying pharmacology of IMU-935.

•	IMU-935 is protected by global patent applications covering the chemical structure itself with a potential patent expiration in 2037.
[Slide 32]

•	We’re currently completing preclinical studies and plan to start a first-in-humans trial in the middle of 2019.

•
Another plan of us is to test IMU-935 in a four-week phase 1b/2a trial in patients with mild to moderate psoriasis which would potentially offer an early read-out of the activity. In parallel, we’re in the process of identifying orphan indications with high unmet medical need for accelerated development.

•	In order to accelerate the speed of development, we have established a subsidiary in Melbourne, Australia, where the phase 1 trial is expected to be performed.

•
We’re very excited about IMU-935 and looking forward to start phase 1 trials as quickly as possible. If clinical data confirms our expected broad safety window, this could be a very valuable next generation oral inhibitor of Th17 cells.

IMU-856
[Slide 33]

•	As mentioned earlier, inflammatory bowel disease is a chronic disease affecting a large number of people in particular in western countries and those with a western style diet.
[Slide 34]

•
It is hypthesized that in addition to genetic risk factors, the invasion and crossing of the intestinal gut wall by pathogenic bacteria is leading to acute inflammation which could than transform to tissue destruction and chronic inflammation.

•	This process goes hand in hand with destruction of the intestinal barrier function.

•
To target this, we are developing our third product candidate, IMU-856, which we believe could be a brand-new approach for treating inflammatory bowel disease with a new mode of action. In contrast to current therapies and our knowledge of most drugs in development, IMU-856 aims to restore compromised intestinal barrier function in patients with IBD and therefore block the pathogen invasion and chronic inflammation.

•
A key advantage of this new concept is that treatment of patients with Crohn’s disease and ulcerative colitis using IMU-856 has the potential to avoid the impairment of normal immune function associated with other approaches to therapy. Therefore, this could offer patients a safe and well-tolerated long-term treatment option which could also be easily combined with immune regulators.

[Slide 35]

•	IMU-856 is a potent inhibitor of a novel target which was validated in a knock-out animal model. The drug is a small orally available molecule suitable for once-daily dosing.

•
Due to a carefully performed lead compound selection based on an exploratory full safety panel we anticipate that the drug will afford a large therapeutic window. IMU-856 has shown promising safety data in acute and chronic safety studies in animals. The molecule has good biophysical properties and is expected to qualify for an oral treatment.

•
The pharmacological effect of IMU-856 is targeted at restoring compromised intestinal barrier function. Studies carried out both in-vitro and in-vivo have suggested that this approach to therapy has the potential to reverse the pathophysiology of IBD.

•
This innovation originated from Daiichi Sankyo’s research at their Venture Science Labs in Shinagawa, Japan. In November 2018, Immunic and Daiichi Sankyo entered into an exclusive global option and licensing agreement for IMU-856 and related molecules for all therapeutic indications. Immunic has the option to execute an exclusive, worldwide license at the time of starting phase 1. Daiichi Sankyo is entitled to receive option execution payments, milestone payments and a royalty on net sales of the product. Immunic has assumed responsibility for the preclinical and clinical development.

[Slide 36]

•	Immunic is working on the regulatory safety package and expects the start of a clinical phase 1 trial in the first half of 2020.

•
We plan to commence a single and multiple dose phase 1 trial in healthy volunteers, most likely at our site in Australia. These two phase 1 studies will be completed by a third cohort recruiting patients and relatives of patients with impaired barrier function. In these patients, we plan to test the permeability of the gut with specific assay. This approach would enable us to link pharmacokinetic and pharmacodynamic data in humans during phase 1 development, and thus may pave the way for accelerated phase 2 development.

•	IMU-856 is protected by a global PCT patent application and has substantial further potential for development in orphan diseases outside IBD.

Summary
[Slide 37]

•	I would like to use the next slides to give you a summary of Immunic and our young history.
[Slide 38]

•
From the very beginning, Immunic has been supported by renowned international life science investors from Europe and the US and succeeded in raising 37.5 million USD in a series A financing round completed in September 2017 which was led by the Dutch fund Life Science Partners.

•
We’re also very excited about the strong commitment of our current investors: Concurrent with the transaction, the Immunic stockholders have committed an additional 26 million EUR, or approximately 30 million USD, to the company simultaneous with the closing of the transaction.

[Slide 39]

•
In summary, we believe there is substantial potential in the three drug programs we are developing across multiple indications. Immunic is very excited about having multiple shots on goal across a diverse set of clinical trials which we believe offers stockholders significant upside potential while limiting the downside risk compared with one product companies.

•
Immunic’s multiple ongoing or planned clinical trials are expected to generate substantial news flow on clinical activity and further therapeutic potential as well as value inflection points in the near-term.

•
The concurrent financing with this transaction is expected to be used to finance a material portion of the additional near-term clinical trials and development of IMU-856, which we are very excited about. We expect the cash runway will be sufficient to finance the company in the near-term beyond major value generating events.

[Concluding remarks]
Thank you very much for your attention.